[redacted]

SEC Mail Processing
Section

FEB 25 2009

09056696

ED STATES
HANGE COMMISSION Washington, DC 110
A, D. C. 20549

**OMB APPROVAL**
OMB Number 3235-0123
Expires February 28, 2010
Estimated average burden
Hours per response 12.00

**SEC FILE NUMBER**
8 – ~~46202~~ 47604

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

**GLENWOOD SECURITIES, INC.** **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR**

| **NEW YORK** | **NEW YORK** | **10005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**BARBARA GETTENBERG** **(212) 668 - 8700**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

**132 Nassau Street, Suite 1023** **New York** **NY** **10038**

X **Certified Public Accountant**

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

State of NY
County of Nassau, SS.

# OATH OR AFFIRMATION

I, ***REGINA McCARTHY WARREN,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***GLENWOOD SECURITIES, INC., as of DECEMBER 31, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x Regina McCarthy Warren
Signature

President
Title

Sworn to before me
this 8th day of January 2009

X [signature]
Notary Public

GWEN P. FRIEDRICH
Notary Public, State of New York
No. 30-4682832
Qualified in Nassau County
Term Expires March 30, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

NAME OF ORGANIZATION:______**GLENWOOD SECURITIES, INC.**__________

ADDRESS: _c/o ***GETTENBERG CONSULTING, 40 Wall Street-34$^{TH}$ Floor, New York, NY 10005***___

DATE: ____________________________**DECEMBER 31, 2008**__________________

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Glenwood Securities, Inc.**, have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2008** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

Regina McCarthy Warren

State of NY
County of Nassau. ss.:

I, ***REGINA McCARTHY WARREN,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***GLENWOOD SECURITIES, INC.,*** as of **DECEMBER 31, 2008,** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

----------------

Regina McCarthy Warren
(Signature)

President
(Title)

Sworn to before me this 8th day of January 2009

(Notary Public)

GWEN R. FRIEDRICH
Notary Public, State of New York
No. 30-4682832
Qualified in Nassau County
Term Expires March 30, 2010

# GLENWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 20,188 |
| Due from broker | 100,106 |
| Commissions receivable | 94,716 |
| Securities owned - at market value (Note 3) | 7,413 |
| Equipment - net of accumulated depreciation of $17,846 (Note 2(d)) | - |
| Other assets | 22,958 |
| Total assets | $ 245,381 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 32,216 |
| Total liabilities | 32,216 |
| **Commitments and Contingencies** (Notes 4 and 5) | |
| **Stockholders' equity** (Note 6) | |
| Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding. | 10,000 |
| Retained earnings | 203,165 |
| Total stockholders' equity | 213,165 |
| Total liabilities and stockholder's equity | $ 245,381 |

*The accompanying notes are an integral part of this statement.*

# GLENWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

## Note 1 - Nature of Business

Glenwood Securities, Inc. (The "Company") is a New York State corporation formed in 1995, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

## Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

**Note 2 - Summary of Significant Accounting Policies (*continued*)**

*e)* ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 3 - Marketable Securities Owned**

Marketable securities consist of traded securities at quoted market values, as illustrated below

| | Owned |
|---|---|
| Equities | $7,413 |
| | $7,413 |

**Note 4 - Commitments and Contingencies**

***Legal Proceeding***

Prior to April 2006, the Company used the services of an outside firm for its bookkeeping functions, who misappropriated assets of the Company. In addition to such misappropriations of cash perpetrated against the Company, there were additional acts of misappropriation of cash perpetrated against other broker-dealers.

On or about May 8, 2006, the Company received notice from one such broker-dealer claiming the return of $70,000 which was allegedly withdrawn from their bank account without authorization by the bookkeeping firm and deposited into the account of the Company (the Company was used as a conduit and this money was transferred out for the benefit of the bookkeeping firm). It is not being claimed that the Company was complicit in the alleged unauthorized withdrawal, but rather that it was unfairly enriched as a result and therefore must return the $70,000.

The Company replied to this claim in writing in early June 2006, by denying the claim for return of funds and requesting additional information.

On February 2, 2008, the Company received a letter from another broker-dealer, in a claim that appears related to the facts underlying the case discussed above, demanding the return of $30,000 which was allegedly withdrawn from its account and deposited into the account of the Company.

No litigation has yet been commenced by either of the above parties and no further efforts have been made by either party to pursue their claims. While it is premature to opine on the ultimate outcome of such claims should they ultimately lead to litigation, based on presently available information, the Company believes it has viable defenses in both cases.

**Note 4 - Commitments and Contingencies (continued)**

Management believes that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements.

**Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 6 - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $188,283, which was $183,203 in excess of its required net capital of $5,000. The Company's net capital ratio was 17.11%.

A copy of the Firm's statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Glenwood Securities, Inc.
c/o Accounting and Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of **Glenwood Securities, Inc.** as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Glenwood Securities, Inc**. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 5, 2009

# GLENWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008